British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Canada
Telephone: (604) 899-6500
Fax: (604) 899-6581
(BC and Alberta only) 1-800-373-6393

(CORRECTED COPY)

RECEIPT

Veris Gold Corp.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated October 18, 2012 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta. A receipt for the preliminary prospectus is deemed to be issued by the regulator in this jurisdiction, if the conditions of the Instrument have been satisfied.

October 18, 2012

Michael L. Moretto
Michael L. Moretto, CA
Manager, Corporate Finance
SEDAR Project # 1970806